Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

January 11, 2018

U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Laura Nicholson Special Counsel Office of Transportation and Leisure

Re:	Scorpio Bulkers Inc. Registration Statement on Form F-3 File No. 333-221441

Dear Ms. Nicholson:
This letter sets forth the response of Scorpio Bulkers Inc. (the "Company") to the comment letter dated January 8, 2018 (the "Comment Letter") of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") with respect to the Company's registration statement on Form F-3, filed via EDGAR on November 9, 2017 (the "Registration Statement"). The Company has today filed via EDGAR this letter together with Amendment No. 1 to the Registration Statement ("Amended Registration Statement"), which respond to the Staff's comments contained in the Comment Letter.
Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Amended Registration Statement. The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.
General
1.
We note that counsel has advised that the three Ultramax vessels have been delivered to you. Please update the related disclosure in your filing, including your Prospectus Summary and your Selling Shareholder section.

In response to the Staff's comment, the Company has updated its disclosure in the Amended Registration Statement to include the delivery date of each Acquisition Vessel.
2.
We note your response regarding the vessel purchase agreements and the warrant. Please file the vessel purchase agreements and warrant, or tell us why you do not believe they are required to be filed. Refer to Item 601 of Regulation S-K.

In response to the Staff's comment, the Company has filed a copy of the Warrant as Exhibit 4.2 to the Amended Registration Statement, and a copy of the Memorandum of Agreement relating to each Acquisition Vessel as Exhibit 99.1, Exhibit 99.2, and Exhibit 99.3, respectively, to the Amended Registration Statement.
If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1265 or Filana R. Silberberg, Esq. at (212) 574-1308.

Very truly yours,

/s/ Edward S. Horton
Edward S. Horton, Esq.